UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MONOLITHIC POWER SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51026
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

5808 Lake Washington Blvd. NE Kirkland, Washington 98033
(Address of principal executive offices) (Zip Code)

T. Bernie Blegen Executive Vice President and Chief Financial Officer (425) 296-9956
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended           .

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Monolithic Power Systems, Inc.’s Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at https://www.monolithicpower.com/en/support/quality/quality-policy-certificates.html*.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023

*

The reference to Monolithic Power Systems, Inc.’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2024	By:	/s/ T. Bernie Blegen
T. Bernie Blegen
Executive Vice President and Chief Financial Officer